Prudential Financial, Inc. (PRU)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Prudential shareholder since 2010.

This is a condensed version of the shareholder proposal that will be presented at the May 12, 2020 annual meeting by telephone.
It is possible that the only shareholders that will hear this proposal presentation live are company directors with special telephone access and some employees at company headquarters.

Prudential management had time to arrange for a hybrid online annual meeting in response to the pandemic.

But management will apparently in effect force shareholders to show up in person if they want to just listen to the annual meeting live or ask a question at the annual meeting unless special arrangements are made.

Plus management said:
“Whether you vote via the internet, phone, or mail, you can indicate your choice of either the [tote] bag or a tree-planting contribution.”
Management did not clarify whether shareholders qualify for a free tote bag if they vote contrary to management's voting recommendations.

Please vote yes:
Independent Board Chairman  – Proposal 4

Proposal 4 – Independent Board Chairman
John Chevedden, Sponsor

Shareholders request that our Board of Directors adopt a policy, and amend our governing documents as necessary, to require that the Chairman of the Board be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

This proposal topic received 40%-support at the 2018 Prudential annual meeting. This 40% support may have represented nearly a majority vote from the shareholders who had access to independent proxy voting advice.

An additional reason to vote for this proposal is Prudential’s Lead Director, Thomas Baltimore. Baltimore was rejected by 32% of shares at the 2019 Prudential annual meeting. Mr. Baltimore was also on the Executive Pay Committee and shareholder support for executive pay fell in 2019 compared to 2018.

Plus our Chairman and CEO, Charles Lowrey, received our second highest negative vote for a Prudential director at the 2019 annual meeting.

Please vote yes:
Independent Board Chairman – Proposal 4

May 12, 2020 annual meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.